UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FIRST BANCORP.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

318672102

(CUSIP Number)

Deborah Alexander, Esq.
Executive Vice President,
General Counsel and Secretary
The Bank of Nova Scotia
Scotia Plaza, 44 King Street West
Toronto, Canada M5H 1H1
Phone:  +1 (416) 866-6967

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

May 1, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 318672102	Page 2 of 4 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Bank of Nova Scotia 66-0175274
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 616,696
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 616,696
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 616,696
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.89%
14		TYPE OF REPORTING PERSON (See Instructions) BK

Page 3 of 4 Pages

Introduction

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on September 4, 2007 (the “Schedule 13D”), with respect to shares of common stock, par value $0.10 per share (“Common Stock”), of First BanCorp, a Puerto Rico-chartered financial holding company (the “Issuer”), beneficially owned by the Reporting Person.  Capitalized terms used and not otherwise defined in this Amendment No. 1 shall have the meanings previously ascribed thereto in the Schedule 13D.

Amendment No. 1 is filed to amend Items 4 and 5 of the Schedule 13D as set forth below.

Item 4.  Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On November 18, 2010, BNS executed a letter agreement with the Issuer relating to Section 5.04 of the Stockholder Agreement, pursuant to which, (a) promptly after such time as the Issuer issued Common Stock in connection with (i) its completed offer to exchange newly issued shares of Common Stock for any and all of the issued and outstanding shares of Non-Cumulative Perpetual Monthly Income Preferred Stock, Series A through E of the Issuer (the “Preferred Stock Exchange”), (ii) any sale of Common Stock for cash, in one or more public or private offerings, and/or (iii) the conversion into Common Stock of the shares of Series G Preferred Stock that the Issuer issued to the United States Department of the Treasury (the “Treasury”) in exchange for the Series F Preferred Stock sold to the Treasury on January 16, 2009, but in any event no later than April 1, 2011, the Issuer agreed to provide notice to BNS (the “Transactions Notice”) advising BNS which of the preceding transactions had taken place by April 1, 2011 and the aggregate number of shares of Common Stock issued in connection therewith and (b) within 30 days after receipt of the Transactions Notice, BNS had the right to exercise its anti-dilution right and to purchase from the Issuer, on the terms set forth in Section 5.04 of the Stockholder Agreement, that number of shares of Common Stock such that BNS would beneficially own the same percentage of the issued and outstanding Common Stock as it beneficially owned prior to such issuances of Common Stock described in the Transactions Notice.

On April 1, 2011, the Issuer delivered the Transaction Notice to BNS notifying BNS that the Issuer had consummated the Preferred Stock Exchange on August 30, 2010 and that as a result of the Preferred Stock Exchange the Issuer issued an aggregate of 227,015,210 shares of Common Stock, which became 15,134,347 shares of Common Stock following the one-for-fifteen reverse stock split that was effective on January 7, 2011.  BNS determined not to exercise its anti-dilution right and not to purchase from the Issuer, on the terms set forth in Section 5.04 of the Stockholder Agreement, that number of shares of Common Stock such that BNS would beneficially own the same percentage of the issued and outstanding Common Stock as it beneficially owned prior to such issuances of Common Stock described in the Transactions Notice.  As a result, on May 1, 2011 BNS ceased to be the beneficial owner of more than five percent of the Common Stock.

Page 4 of 4 Pages

Item 5.  Interest in Securities of the Issuer.

The information contained in Item 5(e) of the Schedule 13D is hereby amended and replaced in its entirety with the following:

(e)                 As of May 1, 2011, BNS ceased to be the beneficial owner of more than five percent of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 2, 2011

THE BANK OF NOVA SCOTIA

By:	/s/ Deborah Alexander
Name:	Deborah Alexander
Title:	Executive Vice President, General Counsel and Secretary